December 27, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4720

Attn:	David L. Orlic, Special Counsel

Re:	Seaspan Corporation

Schedule TO-I

Filed on December 13, 2011

File No. 005-80932

Dear Mr. Orlic:

Seaspan Corporation (the “Company”) is submitting this letter in response to your December 20, 2011 letter (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Schedule TO (the “Schedule TO”) filed by the Company relating to its offer to purchase up to 10,000,000 of its outstanding Class A common shares (the “Tender Offer”)

The Company has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Schedule TO (“Amendment No. 1”) that reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Offer to Purchase attached as Exhibit (a)(1)(i) to Schedule TO.

Withdrawal Right, page 17

1.	We believe that the date after which tendered securities may be withdrawn unless accepted for payment is 12:00 midnight, New York City time, on February 9, 2012, rather than February 10, 2012. Please advise, or revise your disclosure.

December 27, 2011

Response: The Company has revised the referenced date to 12:00 midnight, New York City time, on February 9, 2012 on pages 4 and 17 of the Offer to Purchase, and page 9 of the Letter of Transmittal.

Conditions of the Offer, page 20

2.	We note your statement that, if at any time prior to expiration of your offer, any of the listed events are determined by you to have occurred, you may terminate your offer. Please revise to include an objective standard for your determination as to whether a condition has been satisfied.

Response: The Company has revised its disclosure on pages 20 and 30 of the Offer to Purchase in response to the Staff’s comment by deleting the statements regarding determination by the Company of the occurrence of the listed events.

3.	You state in the first paragraph of this section that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by you. The tender offer can be subject only to conditions that are not within your control. Please revise.

Response: The Company has revised its disclosure on page 20 of the Offer to Purchase in response to the Staff’s comment by revising the parenthetical statement about the circumstances giving rise to any of the listed events to indicate that such circumstances exclude any action or inaction by the Company.

4.	We refer to the disclosure in this section regarding your failure to assert conditions. When an offer condition is triggered by events that occur before the expiration of the offer, the company should promptly inform security holders whether it intends to proceed, rather than wait until the end of the offer period. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that when an offer condition is triggered by events that occur before the expiration of the offer, the Company should promptly inform security holders whether it intends to proceed, rather than wait until the end of the offer period.

December 27, 2011

Interests of Directors and Executive Officers…., page 24

5.	Please advise, with a view towards revised disclosure, why the beneficial ownership table assumes the consummation of certain transactions. Refer to the first instruction to Item 1008(a) of Regulation M-A.

Response: The beneficial ownership table provides information responsive to Item 1008(a) of Regulation M-A in the columns indicating ownership of Class A common shares prior to the tender offer. The table also includes additional information that the Company believes is material to an evaluation of the offer. The additional disclosure is provided to reflect the pro forma effect on shareholdings of insiders Kyle Washington, Gerry Wang and Graham Porter and of Dennis R. Washington, the Company’s largest shareholder, of the tender offer and the potential conversion into Class A common shares of shares of Series A preferred shares they now hold and of the proposed issuance or distribution of additional Class A common shares to these individuals in connection with the Company’s announced proposed acquisition of Seaspan Management Services Limited (“SMSL”). The Company has entered into a binding memorandum of understanding with the owners of SMSL for the proposed SMSL acquisition and anticipates that the transaction will be completed in January following the tender offer. The effect of each of the conversion of the Series A preferred shares and the SMSL acquisition would be to increase the ownership interests of the above-referenced individuals in the Company, and this additional disclosure was included to assist investors in assessing the extent of such potential interests and any related control of such individuals relative to the Company. The additional information was provided to supplement the more limited disclosure required by Item 1008(a) in light of the general antifraud provisions applicable to tender offers and thereby to avoid any potential claim of omitting material information with respect to insider ownership.

6.	We note your disclosure that none of your directors and executive officers intend to tender their shares in the offer. Please disclose whether securities are to be purchased from any affiliate. See Item 1004(b) of Regulation M-A, or advise.

Response: The Company has revised its disclosure on page 26 of the Offer to Purchase in response to the Staff’s comment, to state that the Company’s executive officers and directors and Dennis R. Washington, the Company’s largest shareholder, have indicated they will not tender Company shares in the tender offer, and that the Company is not aware of any Company affiliate that intends to tender any shares in the tender offer.

December 27, 2011

Miscellaneous, page 39

7.	We note your statement that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Response: The statement refers to a U.S. state and not a non-U.S. jurisdiction. The Company has revised its disclosure on page 39 of the Offer to Purchase to reflect this clarification.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

December 27, 2011

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact David Matheson of Perkins Coie LLP at (503) 727-2008.

Respectfully submitted,

/s/ SAI W. CHU

Sai W. Chu

Chief Financial Officer

cc:	David Matheson